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                            Shearman & Sterling LLP

            801 PENNSYLVANIA AVENUE, NW | WASHINGTON, DC | 20004-2634 WWW.SHEARMAN.COM | T +1.202.508.8000 | F +1.202.508.8100






aarms@shearman.com                                                 June 27, 2006
(202) 508-8025


Via Edgar and Federal Express

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Mr. Matthew J. Benson, Esq.

Dear Mr. Benson:

                           EDDIE BAUER HOLDINGS, INC.
             REGISTRATION STATEMENT ON FORM 10 (FILE NO. 000-51676)

         We refer to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to Eddie Bauer Holdings, Inc. (the "Company"), dated May 31, 2006, with respect to the Registration Statement on Form 10, File No. 000-51676 (the "Registration Statement"), filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), on May 1, 2006.

         At the request of the Company, we are providing the Company's responses to the Staff's comments and to indicate the changes that have been made in Amendment No. 1 ("Amendment No. 1") to the Registration Statement filed today with the Commission in response to the comments. The numbered paragraphs and headings below correspond to the order of the Staff's comments, which are repeated below in bold for your reference.

         For reasons of business confidentiality, the Company is requesting confidential treatment, pursuant to the provisions of 17 C.F.R. ss.200.83 ("Rule 83"), of certain portions of this response letter, which portions are redacted from this EDGAR filing. The unredacted letter and accompanying request are being sent under separate cover.

         In connection with responding to the Staff's comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; the Staff's comments and the changes to the disclosure in its filings in


ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MANNHEIM  |  MENLO PARK
MUNICH  |  NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SAO PAULO  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED  LIABILITY  PARTNERSHIP  ORGANIZED  IN THE UNITED  STATES UNDER THE LAWS OF THE STATE OF
DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.


                  CONFIDENTIAL TREATMENT OF SPECIFIED MATERIAL
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response to the Staff's comments do not foreclose the Commission from taking any action with respect to its filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BUSINESS, PAGE 1

1. Please substantiate or delete the promotional terms and phrases appearing in this section and throughout your registration statement. For example, we note the statement that your brand stands for "high quality, innovation, style and customer service."

         RESPONSE: The Company has deleted the language identified and has attempted to identify and delete other language that may be viewed as promotional in nature.


2. Please provide support for the qualitative and comparative statements contained in this section and throughout your registration statement. Please note that the following are examples only and you should provide support for any other qualitative or comparative statements. Please mark your support or provide page references in your responses to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise your registration statement as necessary. We note the following examples:

         - Eddie Bauer has an established reputation in the outerwear market and was ranked as the number three outerwear brand in a survey conducted by Women's Wear Daily in July 2005.-- page 3.

         - According to the 2006 Apparel Market Research Yearbook published by Richard K. Miller & Associates, in 2004, apparel spending in the United States by women and men between the ages of 35 and 54 totaled $31 billion and $17 billion, respectively.-- page 8.

         - DNR magazine ranked the Eddie Bauer Brand as the 20th best-known men's brand among the top 50 best known brands in its November 21, 2005 issue.--page 8.

         - Eddie Bauer was ranked third among the top 10 best-known outerwear brands by Women's Wear Daily.--page 8.

         - Our website has received a number of awards, including winning top honors in the e-commerce category in the Keynote Systems Keynote Performance Awards in October 2004 and being named a "Top 50 Best of the Web" online retailing website for 2005 by Internet Retailer in November 2005.-- page 12.

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         -        We also receive frequent press coverage from independent
                  publications such as Oprah, In Style and Men's Journal.-- page 14.

         RESPONSE: Under separate cover, the Company is providing the staff copies of the articles, referencing the relevant pages in the registration statement, supporting the qualitative and comparative statements contained in the registration statement.

COMPETITION, PAGE 18

3. We note your cross-reference to the primary factors on which you compete appearing in the risk factors section. Please further explain in this section how you compete on the basis of brand recognition, the selection, availability and fit of products and quality, and price, etc. See Item 101(c)(1)(x) of Regulation S-K.

         RESPONSE: The Company has revised the referenced discussion to provide information about the principal methods of competition and the factors it views as its relative strengths and weaknesses.

RISK FACTORS, PAGE 23

4. We note the statement in the introductory paragraph indicating that the risks discussed in this section are not the only ones you face. Please delete this statement, as all material risks should be identified and fully discussed in this section. Please revise accordingly.

         RESPONSE:  The Company has deleted the referenced statement.

WE FACE NUMEROUS CHALLENGES AS A RESULT OF OUR INVOLVEMENT IN THE SPIEGEL BANKRUPTCY PROCESS, PAGE 25

5. Please revise to clearly indicate whether you still have on-going financial obligations as a result of the Spiegel bankruptcy and, if so, please quantify your financial obligations to the extent possible.

         RESPONSE: The Company has revised the discussion to clarify its obligations. While the Company does not have an on-going obligation to make payments to the creditors of Spiegel after its emergence from bankruptcy, the Company agreed to assume certain obligations of Spiegel, such as pension plans and indemnification agreements with former officers of Spiegel. In addition, the Company does have on-going financial obligations under its senior secured term loan that it was required to enter into as part of its


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         emergence from bankruptcy. The Company's obligations under its senior secured term loan are discussed on page 74.

AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP, PAGE 35

6. Please revise the second paragraph to clearly indicate there can be no assurance of any future analyst coverage.

         RESPONSE: The Company has revised the second paragraph to clarify that there can be no assurance of any future analyst coverage.

FINANCIAL OPERATIONS OVERVIEW, PAGE 42

7. We note that you include warehousing and distribution expenses and shipping costs associated with your catalog and internet sales in selling, general and administrative expenses. Please provide cautionary disclosure in Management's Discussion and Analysis that your gross margins may not be comparable to others, since some entities include these costs in cost of sales and others like you exclude these costs from gross margin, including them instead in selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in Management's Discussion and Analysis.

         RESPONSE: The Company has added cautionary language under the Gross Margin description within the Financial Operations Overview in Item 2. on page 45 explaining that its gross margins and gross margin percentages exclude costs associated with warehousing and distribution and shipping and therefore may not be comparable to gross margins and gross margin percentages of other retail companies. Additionally, the Company has included in its Gross Margin discussions within the Results of Operations section in MD&A on pages 60, 62 and 66, the amounts of warehousing and distribution costs and shipping costs included in selling, general and administrative expenses for all periods discussed.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION, PAGE 48

8. Please use a more current interest rate than the rate as of December 31, 2005 for purposes of computing additional pro forma interest expense. Please use a rate in effect subsequent to the April 2006 amendment to your term loan agreement.

         RESPONSE: The Company has updated the interest expense in its Pro Forma Financial Statements and related Results of Operations discussion to reflect a LIBOR rate of 5.0%


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         plus a 4.25% margin, the rate in effect subsequent to the April 2006 amendment to the Company's term loan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, PAGE 53

9. We note that you have retained a financial advisor to explore strategic alternatives, including a possible sale. Please disclose any changes in your expectations regarding capital expenditures and your proposed business plan as a result of your decision to explore strategic alternatives.

         RESPONSE: The Company does not expect to change either its business turnaround strategy or its planned capital expenditures as a result of the decision to explore strategic alternatives. The Company has added disclosure to this effect on page 57.

10. Please discuss in greater detail the joint venture retail operations you have in Japan and Germany and address the significance these joint ventures have on your results of operations. Describe further any evolving trends in your industry, particularly in these geographic areas, and discuss the specific actions you are taking to address these trends.

         RESPONSE: The Company has provided additional detail on its minority-interest joint venture operations and current trends and initiatives underway on pages 57, 59 and 64. Since the Company is a minority participant in both joint ventures, it does not control or participate in the day to day management. A description of the joint ventures, including their impact on results of operation, is included on pages 13-14.

RESULTS OF OPERATIONS, PAGE 54

11. We have reviewed your response to oral comment 10 issued in a conference call held on February 9, 2006. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. In complying with our comment, please quantify in dollars:

         - changes in comparable store sales and non-comparable store sales in your analysis and discussions of revenues, and;

         - changes in material cost of sales expenses, such as occupancy and merchandise costs, within your analysis and discussions of gross profit.


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         In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, in your fiscal 2003-2004 selling, general and administrative discussion, please explain in sufficient detail the reasons why there was a decrease in store-related expenses, costs associated with DFS and Saint John, and the other costs contributing to the overall fluctuation. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

         RESPONSE: The Company has enhanced its Results of Operations discussion, including: (i) expanding its discussion of revenue by quantifying the impact of merchandise sales variances between changes in comparable store sales and non-comparable store sales (see pages 59, 62 and 66), (ii) expanding its discussion of gross margin and gross margin percentage by quantifying the material changes in costs of sales (see pages 60, 62, 63 and 66), and (iii) expanding its explanations overall to include more specific details on the business reasons driving the variances, including expanded discussion of the Company's fiscal 2004 versus 2003 selling, general and administrative expenses on page 66.

IMPAIRMENT OF INDEFINITE-LIVED INTANGIBLE ASSETS, PAGE 56

12. In light of your conclusion that goodwill was not impaired despite your recent trademark impairment charge, operating losses and the declines in net merchandise sales and comparable store sales for the third and fourth quarters of fiscal 2005, please provide us more information about the results of your latest goodwill impairment test. In your response please quantify the reporting unit's fair value determined during your latest impairment test and provide a sensitivity analysis that shows how this fair value would fluctuate based on hypothetical changes in your assumptions and judgments. Please also explain why you believe you have only one reporting unit for purposes of your goodwill impairment test.

         RESPONSE:

         (a)      Goodwill Test.

         As noted in the Company's annual financial statements, the Company performed its annual impairment test of goodwill as of December 31, 2005. The Company utilized a valuation consulting firm to assist in the determination of the Company's fair value as of that date. With the assistance of the valuation consulting firm, the Company determined that the estimated fair value of its enterprise as of December 31, 2005, was approximately [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]. The estimated fair value of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] was determined using discounted cash flows and was further supported by estimating the fair value of the Company using a comparable market approach method and comparable transaction

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         approach method. As the estimated fair value of [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] exceeded the Company's carrying value of its net equity and long-term debt, which collectively totaled $843.5 million as of December 31, 2005, the Company concluded that it had passed Step 1 of the impairment test in accordance with paragraph 19 of SFAS No. 142. In accordance with SFAS No. 142, paragraph 29, the Company completed Step 1 of its goodwill impairment test after recognizing the impairment loss recognized on its trademarks.

         Upon the Company's emergence from bankruptcy on June 21, 2005, the fair value of the Company was estimated to be approximately $865 million, which was also determined using discounted cash flows. The decline in the Company's enterprise value since its emergence from bankruptcy primarily was driven by a decrease in the Company's projected revenues in its long-range plan. The Company's long-range plan was updated in late 2005 to reflect the poorer than expected performance that the Company experienced during the third and fourth quarters of 2005. The decline in fair value from projected decreases in revenues were partially offset by higher values associated with excess working capital and non-operating assets and projected improvements in the Company's EBITDA margins.

         The significant factors utilized in the discounted cash flow model, which were disclosed in the Company's annual financial statements and were consistent with those applied as of the Company's fresh start reporting date, included: (i) weighted average cost of capital (WACC) of 13.0% and (ii) terminal growth rate of 3.5%. A sensitivity analysis of the estimated fair value using different assumptions for the Company's WACC and terminal growth rate is as follows:

         [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]

         The Company's performance in 2006 to date has not been materially different from the projections used to estimate the fair value of the enterprise, so therefore no event has occurred during the first quarter which would indicate that an additional impairment has occurred. As a result, the Company has not performed an interim impairment test for periods subsequent to the end of fiscal 2005.

         (b) Single Reporting Unit.

         The Company is a specialty retailer that designs and sources all of its clothing and accessories that it sells in the United States and Canada through its catalog, internet, outlet and retail stores principally located in the U.S. and Canada. In addition, through the Company's licensing/international component, the Company licenses the "Eddie Bauer" brand name for use on a number of different products and in joint ventures in Germany

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         and Japan (the licensing/international component, collectively with retail, direct and outlets, the "Components"). The Company's practice is to manage its business as an integrated clothing and accessories retailer that provides several different channels (i.e., the Components) through which a customer can buy its products. Based upon the following analyses, the Company believes it has only one reporting unit for the purpose of its goodwill impairment test.

         Paragraph 30 of FAS 142, Goodwill and Other Intangible Assets, defines a reporting unit as:

                  an operating segment or one level below an operating segment (referred to as a component).(1) A component of an operating segment is a reporting unit if the component constitutes a business(2) for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.

         Paragraph 6 of EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" (hereinafter referred to as EITF 98-3) defines a business as a

                  ... self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from


--------------

(1) For purposes of determining reporting units, an operating segment is defined in Paragraph 10 of FAS 131, Disclosures about Segments of an Enterprise and Related Information. Paragraph 10 of FAS 131 defines an "operating segment" as a component of an enterprise:

         1. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

         2. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

         3.       For which discrete financial information is available.

(2) Footnote 18 of FAS 142 refers the reader to EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, for guidance in determining whether an asset group constitutes a business.


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         the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

         The elements necessary (emphasis added) for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:

         INPUTS

         a. Long-lived assets, including intangible assets, or rights to the use of long-lived assets.
         b. Intellectual property.
         c. The ability to obtain access to necessary materials or rights.
         d. Employees.

         PROCESSES

         e. The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes,
         (ii) operational processes, and (iii) resource management processes.

         OUTPUTS

         f. The ability to obtain access to the customers that purchase the outputs of the transferred set.

As discussed below, each of the Components lack key inputs and processes necessary to be a "business":

         -        BRAND AND TRADEMARK

         The Components do not have their own brand name or trademark. Rather, the Company operates through a single brand/product statement. The resonance of the "Eddie Bauer" brand name, built over many years as a multi-channel retailer, is one of the fundamental assets of the Company. It is the primary driver of sales to each Component and is, in turn, reinforced by each Component. For example, the licensing/international Component is wholly dependent on use of the "Eddie Bauer" brand name to generate revenue.

         -        OTHER SHARED ASSETS

         A substantial portion of the Company's human capital and assets are not allocated to a particular Component (e.g., management, marketing, product development, sourcing,

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         human resources, information systems and other corporate functions), or when allocated to a specific Component, provide substantial benefits across the entire business (e.g., catalogs and the websites drive traffic across each of the Components). In addition, major fixed assets, such as the Company's distribution center in Groveport, Ohio serve and benefit each of the Components. The Company development as an integrated retailer and management's evaluation of the financial performance of the business as a unified whole has resulted in substantial interdependence between the Components with a substantial amount of the assets and other resources of the Company benefiting all Components.

         -        MANAGEMENT

         Management of each of the Components is centralized at the Company level. The President and Chief Executive Officer allocates resources among the Components, makes strategic decisions for the Components and is ultimately responsible for the performance of the Components and the Company as a whole. In addition, the Senior Vice President (SVP) of Merchandising oversees design and merchandise strategy for the Company as a whole while the SVP of Retail oversees the operations of both the retail stores and the outlet stores. In addition, other management functions are centralized at the Company level such as the VP of Marketing who oversees marketing initiatives for all of the Components and the Divisional Vice President of Human Resources who manages recruiting, retention and employee relations across the Company. As a result, the individual Components lack independent strategic management and resource management personnel and processes.

         -        PRODUCTION PROCESS

         Because the Company's products and brand messaging are substantially the same across the Components, the Company has centralized the production process to avoid duplication of effort, take advantage of cross-Component efficiencies and ensure there is a consistent brand feel and product quality across each Component. As a result, the Components are serviced by a single design team and process and a single sourcing team and process. Further, management views these functions as a company-wide overhead cost. The design and merchandising process is based on a single concept collection focused on creating a uniform and cohesive brand identity across all Components and is, therefore, substantially the same for each of the Components. Additionally, in order to obtain consistent brand feel and product quality across each Component, the Company maintains a single sourcing group that purchases substantially all of the Company's products for its Components from the same vendor base. Except for the use of less expensive fabrics and features for the outlet Component, these vendors employ the same manufacturing process for the products.


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         -        DISTRIBUTION FACILITY AND CALL CENTERS

         The product is sourced from the same group of vendors for the Components and transported through the same shipping channels to the Company's U.S. distribution facility in Groveport, Ohio. This facility is not considered an asset of any individual Component and is necessary for the on-going operation of most of the Components. In addition, the Company maintains a primary call center in St. John, Canada that handles customer calls from each of the Components.

         In determining whether the Components constitute a business, paragraph 6 of EITF 98-3 states that "a transferred set of activities and assets fails the definition of a business if it excludes one or more of [the necessary Inputs, Processes, and Outputs described above] to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business." The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element. If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.

         Each of the Components (or the Components taken as whole) could not operate and sustain a revenue stream on a stand-alone basis without assets, management, designers, manufacturers, vendors, a production facility, and a distribution facility. While the Components would have access to the Company's customers, this output could not be sustained if the Components do not have the necessary inputs and processes to operate. In order for the Components to obtain the missing inputs and processes, it would take a substantial amount of time, effort and cost. As such, in accordance with EITF 98-3, the Company concludes that the Components are not a business since the missing elements are more than minor and cannot be obtained easily and only then at significant cost.

         Additionally, because the Company operates as an integrated business unit, the value of its trademarks and goodwill is largely attributable to the shared inputs, processes and outputs discussed above. Therefore, because of the integrated nature of the Company and the fact the Components do not rise to the level of a business under EITF 98-3, the Company believes that the most appropriate measurement methodology for goodwill and trademark impairments would be to look at the Company's business taken as a whole.


LIQUIDITY AND CAPITAL RESOURCES, PAGE 60

13. Please provide a more informative analysis and discussion of financial condition, changes in financial condition and cash flows from operating activities, including


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         changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

         RESPONSE: The Company has enhanced its discussion of its operating cash flows, specifically the significant changes in working capital components for each period within its Cash Flow Analysis on pages 68-71. The Company's revised disclosures include expanded discussion of the underlying reasons and trends in the variability of its working capital changes. Additionally, the Company has added a Financial Condition discussion on pages 75-76 to provide additional information and analysis on the Company's financial condition as of its most recent balance sheet date of April 1, 2006 and significant changes since the end of the Company's previous fiscal year end of December 31, 2005. Lastly, the Company has included discussion of known trends and uncertainties that may have a material impact on its liquidity in future periods on page 76.

SOURCES OF LIQUIDITY, PAGE 62

14. You disclose that your cash balances as of December 31, 2005 included $0.8 million designated by the creditors' committee for payment of professional fees associated with your bankruptcy process. If any portion of the cash balances on hand are legally restricted as to withdrawal, please separately disclose restricted cash from cash and cash equivalents on the face of the balance sheet and exclude restricted cash from the cash total in the statement of cash flows. To the extent such restricted funds are to be used to liquidate long-term liabilities, they should be classified as a noncurrent asset. See Rule 5-02.1 of Regulation S-X. Alternatively, if none of the cash on hand is legally restricted as to withdrawal, please consider clarifying your disclosures accordingly.

         RESPONSE: The Company has revised its presentation of the cash balance designated by the Creditor's Committee for the payment of professional services to be reported as Restricted Cash on the face of its balance sheet as of and subsequent to July 2, 2005. Prior to July 2, 2005, these funds were held by Spiegel, Inc. and therefore were not included on the Company's balance sheet. Additionally, the Company has revised its Statements of Cash Flows for each applicable period to exclude the restricted cash from the cash and cash equivalents presented. The Company has included the Restricted Cash within current assets on its balance sheet as these funds will be used for the payment of professional services which are included within current liabilities on the Company's balance sheet as they are incurred.

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15.      Please disclose whether you are currently in compliance with each of the financial covenants discussed in this section.

         RESPONSE: The Company has included disclosure both within MD&A (pages 73-74) and within the footnotes to the Interim financial statements (pages F-82 and F-83) that it was in compliance with the financial covenants under both its revolving credit facility and senior term loan as of April 1, 2006, its most recent financial covenant reporting date.

MATERIAL WEAKNESS REMEDIATION PLAN, PAGE 73

16. Please disclose the timeframe in which you anticipate remediating the weaknesses you have disclosed.

         RESPONSE: The Company has disclosed its anticipated timeline for remediation on page 84.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 79

17. Please briefly describe the business nature of the non-public entities identified in this section. For example, we note Cornerstone Brands, Inc. and Wilton Capital Group. Further explain whether the company or organization is a parent, subsidiary or other affiliate to you. See
         Item 401(e) of Regulation S-K.

         RESPONSE: The Company has provided additional descriptions of the business nature of non-public entities identified in the biographical information.

18. Please disclose the business experience of Messrs. Reiss and Watson for the past five years. Please revise accordingly. See Item 401(e) of Regulation S-K.

         RESPONSE: The Company has revised Messrs. Reiss' and Watson's biographies to indicate their business experience over the referenced time period.


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FINANCIAL STATEMENTS AND EXHIBITS

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 4.  RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS, PAGE F-11

19. Please provide us with a complete narrative of the clerical error discussed in footnote B including how you discovered the error and how you determined the appropriate adjustment amount. Please also confirm that your statements of cash flows reflect lease incentives received from lessors within operating activities and acquisitions of leasehold improvements for cash within investing activities.

         RESPONSE:

         (a)      Lease restatement error.

         [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]

         (b)      Presentation of lease incentives in statement of cash flows

         Lease incentives received are reflected within operating activities on the Company's statement of cash flows and acquisitions of leasehold improvements are reflected as capital expenditures in investing activities on the statement of cash flows.

20. Please provide us with a complete narrative of the adjustment used to establish your net unfavorable lease obligation (footnote I). Please summarize the assumptions used by the external real estate consultant in the analysis and tell us how you concluded $10.0 million was the appropriate valuation.

         RESPONSE: In accordance with SOP 90-7 and SFAS No. 141, the deferred rent obligations of the Predecessor were removed from the Predecessor's balance sheet and the leases of the Successor were remeasured to fair value as of July 2, 2005. The remeasurement of the Successor's leases resulted in the recording of a net unfavorable lease obligation of approximately $10.0 million based upon a valuation appraisal of the payment terms of the Company's existing leases as of July 2, 2005.

         Based on discussions with independent valuation experts, the Company's 382 leases in effect as of July 2, 2005 were split into 4 groups based on age and rent payment terms. The leases were valued by group as follows:

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         Group 1:


         126 leases were executed or renegotiated during the bankruptcy process. Based on discussions with independent valuation experts and the opinion of the Company's Real Estate department responsible for negotiating the leases or lease amendments, the total value of these leases, including any upfront tenant allowance payments received, were considered to be at market. The Company, in consultation with independent valuation experts, reached this conclusion because the conditions that would lead to a favorable or unfavorable lease such as changes in market conditions, inflation rates, mall desirability, mall tenancy levels and various other market conditions were unlikely to vary significantly from the inception of the leases due to the recent nature of negotiations. The total value of each lease includes gross lease payments over the term of the lease, less any cash allowances received from the lessor at the time of lease or lease amendment execution.

         Although the Company considered the total value of the lease to be at market, the Predecessor received favorable lease payment terms and/or cash allowances in exchange for higher rent payments in later years (post emergence from bankruptcy). As such, the Company upon emergence from bankruptcy was burdened with higher rent payments in the future without the benefit of the upfront tenant allowances as an offset. This resulted in an unfavorable lease liability of $9.7 million on July 2, 2005. To calculate this liability, the Company compared the remaining lease payments due post emergence to the straight-line total value of the lease payments remaining post emergence. This amount will be amortized over the remaining life of the leases.

         An example of a single store lease in this group is as follows


         Lease executed July 1, 2004 for a term of 5 years
                    Cash lease payments to lessor             $1,000,000
                    Cash allowance received upon execution    $  100,000
                                                              ----------
         Lease value at market when executed                  $  900,000 ($180,000 per year)


         Current value of lease upon emergence                $  800,000 (remaining rent pmts)
         Fair value of lease upon emergence                   $  720,000 (4 yrs at $180,000)
                                                              ----------
         Unfavorable lease obligation at emergence            $   80,000


         Group 2:

         The Company hired an external real estate consultant to analyze 136 leaseholds including 134 retail store leaseholds, 1 office lease, and 1 distribution center lease in the U.S. and


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         Canada. The leases in this group were executed or amended 24 or more months before emergence. The assumptions used by the Company's external real estate consultant are provided on pages 8 through 10 of their report. A copy of such report is being provided separately to the staff.

         This independent valuation resulted in an unfavorable lease obligations totaling approximately [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] and favorable lease obligations totaling approximately [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]. These amounts will be amortized over the remaining life of the leases.

         Group 3:

         The remaining 109 leases had lease terms of less than 24 months, with the majority of these expiring within 7 months of emergence. The Company compared the rent payments (per GSF) due on these leases to recently negotiated leases and based on this differed and the limited remaining life of these leases, the Company determined that the difference between the current value and the fair value of these leases was not material.

         Group 4:

         11 leases operate on either a month-to-month percentage rent basis (in lieu of minimum rent) or a percentage rent basis with a remaining life of less than 18 months. The Company concluded that the current value of the leases equal their fair value due to the limited remaining life of the lease, and the variable nature of the percent rent payments reflecting market conditions (i.e., net merchant sales flows) for the location.

NOTE 5.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(d) SEGMENTS, PAGE F-23

21. We have reviewed your response to oral comment 14 issued in a conference call held on February 9, 2006. With respect to the similarity of economic characteristics of your operating segments, please provide us with the sales and gross margins for each of your operating segments, as well as your licensing/international operations, for the last five years and demonstrate how that information supports the similarity of the economic characteristics of your operating segments.

         RESPONSE:

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         The following table includes operating net sales, revenue from the
         Company's licensing/international component, initial markup % and merchant margin % where appropriate for the fiscal years 2002 through 2005 and the first quarter of 2006.

         [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]

         The above table includes the following data:

         Net operating sales is defined as tender (e.g., cash, credit card, check, gift card, etc.) received on merchandise sales. Outlet sales-external excludes the sale of product that was transferred from retail stores or direct for liquidation since the impact of liquidation is already considered in the merchant margin rate.

         Initial markup is calculated as the difference between the original selling price of merchandise before point-of-sale markdowns, less the cost of inventory, including certain in-bound delivery and product sourcing costs. The cost of inventory sold excludes buying, occupancy and other costs. These costs are not identified by, or allocated to, the operating segments, but are included in total for the purpose of preparing audited financials statements.

         Merchant margin includes the initial markup on sales, as described above, less point-of-sale markdowns, sales discounts and inventory writedowns.

         Gross margin as presented in the audited financial statements is not reported at the operating segment level for management. Therefore, the Company has analyzed the economic characteristics of the operating segments (retail, direct and outlets) using initial markup and merchant margin.

         RETAIL, DIRECT AND OUTLET OPERATING SEGMENTS:

         The key economic characteristics of initial markup % and merchant's margin % when compared for the past 5 reporting periods vary within 0 to 2 percentage points in each operating segment when compared to the average for the three operating segments. The Company believes that the consistency of these metrics is representative of the economic similarities between the operating segments discussed in the previous response and further support aggregating the operating segments for purposes of segment reporting.

         INTERNATIONAL/LICENSING COMPONENT:

         Revenue generated by this component has been provided for the past 5 reporting periods. Initial markup and merchant margin are not an applicable metric for this component. As discussed in the previous response to the SEC dated May 18, 2006, the Company does

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         not consider this component to be an operating segment due to the limited financial information available and ability to track the usage of shared resources and inability to allocate such costs to this component. As such, a comparison of economic characteristics is not applicable.


22. We have reviewed your response to oral comment 14 issued in a conference call held on February 9, 2006. Please note that enterprise-wide disclosures required by SFAS 131 are appropriate for all enterprises including those that have a single reportable segment if the enterprise offers a range of products and services. It appears that you offer several major categories of products, such as men's and women's apparel and accessories. Further, we note that you sell several items within those categories, such as those described on page 8. Please provide the information about products and services required by paragraph 37 of SFAS 131 based on the financial information used to produce your general purpose financial statements. If it is impracticable to do so, please tell us why and disclose that fact. Please also revise Management's Discussion and Analysis of financial condition and results of operations to discuss significant changes and trends in revenues from product and service categories to the extent that such changes and trends would be material to investors.

         RESPONSE:

         Paragraph 37 of SFAS 131 states "An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed".

         The Company is not able to report revenues by product because its general ledger used to prepare its general purpose financial statements does not record or maintain data at the product level.

         In this regard, the Company employs a separate merchandising system that is used by its internal merchandising team for the purpose of managing and making decisions about product movement. The merchandising system was not designed with the internal control rigor that would allow for reliance for external financial reporting since it is generally not subject to the Company's internal controls over financial reporting and, as a result, is not a reliable source for external reporting. When a product is sold through any of the Company's sales channels, information about the sale enters two different systems - the Company's merchandising system captures the SKU and the general ledger captures the sale by location (e.g., store location, internet, etc.) Information that enters the Company's merchandising system is then categorized based on parameters relevant to its

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         merchandising group such as division, department, style, color and size. These categories are flexible and it is not unusual for a type of product to be assigned to a different department during different selling periods. For example, at times, all down products, both men's and women's, have been purchased through and tracked in the Company's merchandising system within the men's department category due to the location of the designated buyer. The Company's merchandising department and management are then able to generate reports based on these categories to determine general sales trends. The merchandise system is also able to generate a total unadjusted sales number that is comparable to the total unadjusted sales number reported in the Company's financial system. In contrast, when information on a sale enters our financial system, it is not categorized or given other distinguishing characteristics and, therefore, cannot be divided into distinct product categories. Instead, it is initially lumped into an aggregate unadjusted merchandise sales number for the applicable period.

         While the Company's financial system is not capable of generating detail at the product level, as mentioned above, the Company's merchandising system is not designed to provide financial data at the product level with the appropriate adjustments and controls to allow production of comparable period-over-period financial statements. The Company's financial system is designed to make a number of adjustments to the aggregate unadjusted sales number to reflect the business. For example, there are certain transactions recognized in the Company's financial statements that the merchandising system is not designed to track. These transactions include journal entries to the general ledger to record sales cut-offs, adjusting entries that result from the sales audit reconciliation process, and the effect of allowances for product returns. The Company's merchandising system is not currently capable of making these types of necessary adjustments for financial reporting purposes. Additionally complicating the ability to generate comparative and historically consistent financial data from the merchandising system is its great degree of flexibility to define products and responsibilities. This flexibility benefits operational efficiency by allowing merchants to assign product responsibility to the best situated buying center at the time. For example, in one period, a merchandise department could have responsibility for menswear including men's footwear. Due to a change in responsibility, men's footwear could be assigned prospectively to a different merchandise department, such as accessories. However, because products can be defined in different categories prospectively, as noted above in the case of down or footwear, it is impossible to make meaningful comparisons about category revenue and performance over multiple periods without engaging in categorical product by product historical realignment at the time financial statements are prepared to ensure homogenous categories over time. Such an analysis and realignment is not currently part of the Company's practices or merchandise system capabilities and the Company believes it would be prohibitively time consuming and expensive to perform. In addition, without careful realignment, reporting information directly from the merchandising system could result in inconsistent disclosure from period to period that may be misleading to investors.

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         Consequently, the Company believes that reporting separate product revenue information with the appropriate degree of accuracy is impracticable, and making the necessary modifications to our systems to capture such information would be time-consuming, costly and involve arbitrary assumptions to allocate certain transactions to separate products.

         The Company has added additional disclosures to its segment accounting policy note on page F-23 stating that it is impracticable to disclose product level information.

         For the reasons discussed above, the Company does not believe that it can provide any additional separate product information beyond the level of information already included in its Management's Discussion and Analysis.

(f) REVENUE RECOGNITION, PAGE F-23

23. We have reviewed your response to oral comment 15 issued in a conference call held on February 9, 2006. Please provide us a summary of your historical gift card transactions used to determine the estimate of your breakage percentage. This historical evidence should demonstrate that the demand for future performance with respect to the estimated breakage recognized is remote and that the estimate is based on a large population of homogeneous transactions. In your response, please explain how you believe you have sufficient history to support such a high breakage percentage and consider providing us a schedule that reflects the following information for an appropriate historical period:

         -        the number and dollar amount of gift cards purchased by year;

         - the number, dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year, and;

         - the number, dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year.

         Since we generally do not believe that any breakage should be recognized at the point of purchase, please also prove to us that your historical breakage methodology would not differ materially from an alternative method of recognizing breakage at a determinable breakage point in the future or ratably over the breakage period. Finally, please explain how you expect to treat breakage on a quarterly basis going forward and, if you

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         recognize breakage as revenue, tell us your basis for recognizing breakage as revenue as opposed to a gain classified as other income.

         RESPONSE:

         The following discussion and appendices provide summary information with respect to the Company's historical gift card and certificate transactions used to determine the estimate of its breakage percentage and breakage period.

         1. Demonstrate that demand for future performance with respect to the estimated breakage recognized is remote.

         As demonstrated in Appendix 1.2, the Company estimates that [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] of each dollar of gift card or certificate issued will never be redeemed or such redemption is considered remote ("breakage"). As demonstrated in Appendix 1.1, within three years of the date of issuance, approximately [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] of the original issuances that ultimately will be redeemed have been redeemed which indicates that the Company's redemption period is three years.

         The Company analyzed the issuance and redemption data from its gift card and certificate tracking system (the "IBS System") and from analytical reports supporting its general ledger balances which covered approximately [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] certificates whose dollar value totaled [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] of issuances for the period 1996 through May 2006 (Appendix 1.1). For purposes of estimating a reasonable breakage percentage and breakage period, the Company analyzed the experience for issuances and redemption experience with respect to issuances during 1996 through 2002 because redemptions for those periods are now materially complete based upon the three year estimated breakage period as is demonstrated in Appendix 1.1. These periods covered [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] certificates whose dollar value totaled [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]. In addition, the Company analyzed the redemption experience for the periods 2003 through May 2006 and did not note any trends in that experience that would indicate that the estimates based on the period 1996 through 2002 would differ materially for these periods.

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         Accordingly, the Company believes that its historical experience is representative of what it would expect for future redemptions. The Company will continue to monitor on a periodic basis its actual experience and adjust its breakage assumptions accordingly.

         2. Base the estimate on a large population of homogeneous transactions.

         There are a number of different categories used in the analysis. These categories relate to the precise media upon which the gift card or certificate was placed or the type of certificate issued. Although the form of the gift card or certificate may differ in that they may be on different media (plastic, pre-printed card, electronic or certificate) and may be distributed to the ultimate consumer in different manners, the Company believes these differences to be insignificant to the expected consumer behavior, in that they represent a gift received by the consumer. In addition, the Company noted no significant difference in redemption patterns between categories. For example, within these categories the proportion of redemptions occurring within three years of issuance ranged between [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] and [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] of the amount of issuances that ultimately were redeemed.

         As indicated in the table below, the Company issues and tracks seven major categories of cards and certificates:

         [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]

         Accordingly, the Company believes it has used a large population of homogeneous transactions upon which to base its estimate.

         3. Explain why you believe there is sufficient history to support such a high breakage percentage.

         The Company believes that basing its estimate on data for [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] issuances representing [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] over 7 years provides it sufficient history to make a reasonable estimate of a breakage period (see Appendix 1.1) and its history of remaining liabilities as a percentage of issuances for the respective year of issuance provides it sufficient history to

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         make a reasonable estimate of a breakage percentage. (see Appendix 1.2)
         Moreover as is noted on Appendix 1.1, the redemption patterns indicative of estimating a breakage period using its experience beyond 2002 are very similar in view of the high proportion of redemptions that occur in the first and second years after issuance. In addition as is noted on Appendix 1.2, the amount of unredeemed liability at the end of a fiscal year with respect to a particular year of issuance as a percentage of the amount of issuances for that year using its experience beyond 2002 results in a very similar pattern in view of the same high proportion of redemptions that occur within the first and second years after issuance.

         Please note that in our earlier response the breakage rate was defined as being [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]. However, that breakage rate was in relation to the year end balance on gift cards and certificates issued during a specific year that were still unredeemed at the at the particular year end. In other words, the [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] rate reflected our historical breakage calculated against a reduced denominator: the amount of unredeemed gift certificates at the fiscal year end of issuance not the percentage breakage based on the total initial value of the issuance. Therefore, the difference reflected the formula used for calculating the breakage experience and not a change in the underlying breakage experience.


         4. Consider providing a schedule that reflects the following information:

-        The number and dollar amount of gift cards purchased (issued) by year;

         -        See Appendix 1.1

- The number, dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year, and;

         -        See Appendix 1.1

- The number, dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year

         -        See Appendix 1.2

         5. Explain how our historical breakage methodology would not be materially different from an alternative method of recognizing breakage at a determinable breakage point in the future or ratably over the breakage period.

         As the Company indicated in its letter to you dated May 18, 2006, it began to recognize breakage in its financial statements in 2002, once it began issuing cards through an Ohio subsidiary to take advantage of favorable escheat laws in the state of Ohio. The Ohio subsidiary was formed and commenced issuing cards and certificates in November 2001. The following table indicates the amount of breakage recorded since 2002 ($ in millions):

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

                                                Actual
                                               Amount of
                                               Breakage
                     Period                    Recorded
                  ---------------             ----------
                  Fiscal 2002                    $3.0
                  Fiscal 2003                     2.2
                  Fiscal 2004                     2.6
                  Fiscal 2005                     3.1
                  As of 12/31/05                 10.9
                  Q1 2006                         0.5

                  Total                         $11.4

         In view of the Staff's comments on December 5, 2005 at the AICPA National Conference, the Company has been evaluating alternate ways to estimate the amount of breakage to recognize in its financial statements. As a result of these efforts the Company concluded that, commencing with the second quarter of fiscal 2006, it will recognize breakage in its financial statements using an estimation procedure that
         (i) multiplies the actual issuances in a quarter by the current estimated average breakage percentage, (ii) amortizes this estimated breakage on a straight-line basis over a three year period following the quarter of issuance and (iii) commences the amortization with the quarter following the quarter of issuance.

         The Company has prepared calculations reflecting this new practice as if it had been used since it started recognizing breakage in 2002.

         The following table summarizes the differences, on a pre-tax basis, in the amount of breakage that would have been recognized to date compared to the amount of breakage that was recognized (see Appendix 5.1 for detailed calculations) ($ in millions):

         [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]

         As can be seen from the table above, the cumulative difference in the amount recorded at 12/31/05 and 4/1/06 is [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.], respectively. The cumulative difference primarily relates to 2002, which was the period immediately after the Company's transition to issuing gift certificates out of an Ohio corporation. Moreover as is indicated on Appendix 5.1, for the six months ended 12/31/05, the difference in the amount of breakage recorded as compared to the alternative method is [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the

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         Commission's rules under the Freedom of Information Act.]. Based on the discussion below, the Company does not believe that these differences are material.

         SAB 99 Analysis

         As part of the Company's consideration of the materiality of the periodic and cumulative differences noted in the table above, the Company has considered the quantitative and qualitative factors set forth in SAB 99. Please refer to Appendix 5.2 and 5.3 for the Company's analysis of the impact of these differences on a quantitative basis.
         Exhibit 5.2 reflects the retroactive effect of this methodology on the Company's operating results and appendix 5.3 reflects the retroactive effect of this methodology on the Company's relevant balance sheet accounts.

         As noted in appendices 5.2 and 5.3, from a quantitative perspective:

         - The differences did not have any impact on gross margin or gross margin percentage in any relevant period.

         - The differences did not have a material impact on operating income or loss for the relevant periods. The percentage of operating income (loss) to net sales and other revenue would not have changed by more than 0.2% during any period that was impacted.

         - The differences did not have a material impact on EBITDA for the relevant periods. The percentage of EBITDA to net sales and other revenue would not have changed by more than 0.2% during any period that as impacted.

         -        The differences did not have a material impact on net income
         (loss) for the relevant periods. The percentage of net income (loss) to net sales and other revenue would not have changed by more than 0.2% during any period that was impacted.

         - The differences did not have a material impact on selling, general and administrative expenses for the periods. The percentage of selling, general and administrative expenses to net sales and other revenue would not have changed by more than 0.2% during any period that was impacted.

         - The differences did not have a material impact on the carrying value of gift certificates and other customer deposit liabilities, total liabilities or working capital.

         The Company also considered the following qualitative factors as contemplated by SAB 99:

         - The differences noted in the table above did not result from any attempt to conceal an unlawful transaction.

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         -        The Company operates in one reportable segment and the
         differences would not have masked any trends attributable to an important segment which might have been the focus of investors in evaluating the Company.

         - The differences represent a non-cash transaction which, regardless of amount, would have no effect on the Company's cash flows from operating activities in its statements of cash flows during the periods that were impacted. Accordingly, the Company does not believe that the differences masked any change in earnings or other trends.

         - In view of the insignificant impact of the differences on gross margin, operating income (loss), net income (loss), EBITDA and selling, general and administrative expenses discussed in the quantitative factors above, and the fact that the differences would not have changed a loss to income or vice versa, the Company does not believe that the differences masked any change in earnings or other trends.

         - The Company does not have debt covenants or other regulatory requirements that would have been violated because of the differences.

         - In view of the fact that during the relevant periods the Company's incentive plans were based on performance against a budget for any respective year, had the Company been using the alternative practice, its anticipated effect would have been factored into the relevant budgets and targets under the plans. Accordingly, the differences would not have caused any change to incentive compensation awarded during the relevant periods.

         In view of the foregoing, the Company has concluded that the differences noted in the table above was not material to the relevant periods or to the trend in earnings during these periods. This evaluation was also made in the context of the relevant accounting literature, APB 28, paragraph 29, which states:

         "In determining materiality for the purpose of reporting the cumulative effect of an accounting change or the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend in earnings should be separately disclosed in the interim period."

         In addition, the Company does not believe that changing to this method of calculating breakage is likely to result in any material difference to its operating results in the future. First, breakage in not highly volatile therefore, the Company believes that recognition of future breakage would be expected to be comparable to prior periods. In addition, the table above indicates that the differences are not material in nominal terms. Further, these nominal differences should also be considered in the context of the industry's seasonal operating results and trends which result in widely variable quarterly operating

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         results. Accordingly, the Company does not believe, these differences are likely to mask earnings or other trends in the future.

         6. Explain how you expect to treat breakage on a quarterly basis going forward.

         Commencing with the second quarter of fiscal 2006 the Company will recognize breakage as discussed in Item 5. above (see Appendix 5.1). However, as demonstrated immediately above, the Company does not believe that this will have a material effect on future operating results.

         7. Explain your basis for recognizing breakage as revenue (if you intend to do so) as opposed to a gain classified as other income.

         The Company does not classify breakage as either revenue or as a gain classified as other income.

         The Company believes that breakage is a component of its operating income and that its gift card and certificate programs are an integral part of its selling and marketing efforts. Accordingly, any breakage is an ancillary component of the Company's net cost and expenses for these efforts and is classified as a reduction of selling, general and administrative expenses in its statement of operations.

         Given the varied classification of breakage in the public disclosures of other multi-channel apparel retailers, the Company believes that full disclosure of the amounts and location of such recognized breakage is meaningful to investors for comparability purposes. Therefore, the Company has added disclosure of the amounts of breakage recognized each period and the classification of the breakage on page F-24 of the Amended Form 10. Moreover, as is indicated on Appendix 7.1, the Company believes that classifying breakage as a reduction of selling, general and administrative expenses as compared to classifying breakage separately as a component of operating income was not material to the relevant periods or to the trend in earnings during these periods because the change in selling, general and administrative expenses as a percentage of net sales and other revenue is deminimis.

24. We have reviewed your response to oral comment 16 issued in a conference call held on February 9, 2006. In your response you indicate that you do not issue coupons. On page 15, however, you disclose that you offer Eddie Bauer cardholders exclusive offers and coupons. Please address this apparent inconsistency and, if applicable, tell us and disclose your accounting policy for these types of arrangements.

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         RESPONSE: The Company does not issue "coupons" in the traditional sense and has deleted the reference to "coupons" on page 15. The reference to exclusive offers in the same sentence refers to sales discounts in the form of "percentage off" offers and special occasion extended shopping hours. The Company recognizes the effect of percentage off offers in its results of operations at the time of use by the customer.

         In addition, the Company maintains a pilot customer loyalty program that offers customers discounted products and free or discounted services that customers accrue upon completing a specified level of revenue transactions over a defined time period. The Company does not believe that these offers would constitute "coupons" that would be covered by the accounting treatment described in EITF 01-09. EITF 01-9 states that it "does not address the accounting for offers of free or discounted products or services that are exercisable after a customer has completed a specific cumulative level of revenue transactions or remained a customer for a specific time period (for example, point and loyalty programs)." Issue 00-22 addresses a vendor's accounting for those volume-based incentive arrangements. The Company believes that offers extended to customers as part of the Company's loyalty program are a form of advertising to induce customers to make future purchase decisions in favor of the Company. As a result, the Company recognizes a liability and advertising expense as the customer earns points based on the estimated amount of earned benefits that will be exercised by customers in the future.

(k) GIFT CERTIFICATE LIABILITY, PAGE F-24

25. Please disclose within Management Discussion and Analysis and your footnotes the amount of gift card breakage recognized for each period presented.

         RESPONSE: The Company has included disclosure of the amounts of gift card breakage recognized for each fiscal period in its annual financial statements on page F-24 and for each period presented within Management Discussion and Analysis (see pages 61, 63 and 66).

NOTE 11.  INVESTMENTS IN FOREIGN JOINT VENTURES, PAGE F-39

26. We note your disclosure on page 31 that your German joint venture "has recently experienced weakness in its retail stores operation, and may incur expense or losses associated with either downsizing its retail presence or exiting certain markets." Please tell us how you considered paragraph 19(h) of APB 18 in determining that an other-than-temporary loss in investment value was not necessary.

         RESPONSE: The Company's German joint venture has recently experienced weakness in its retail store operation, as described on page 31 of Form
         10. This situation is not dissimilar to other retail operations in Germany. This weakness in retail sales was

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         anticipated and included in projections used to establish the fair values of the German joint venture at the fresh-start accounting date in accordance with SOP 90-7. The Company also describes on page 33 that the German joint venture may incur additional expenses or losses in the future associated with either downsizing its retail presence or exiting certain markets. As of this date, no such decision has been made. The preliminary analysis prepared by the German joint venture and reviewed by the Company indicates that any such action would likely result in an improvement in cash flow in the future and would result in a net increase in fair value of the venture. As a result, the Company believes that an other-than- temporary loss in investment value has not occurred and should not be recognized.

NOTE 22.  AFFILIATED COMPANY TRANSACTIONS, PAGE F-63

27. We note that your historical financial statements include charges for services provided by Spiegel, Inc. and its subsidiaries. Since those entities are related parties and the transactions were likely not at arms length, please disclose management's estimates of what the expenses would have been on a stand alone basis. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

         RESPONSE: Note 22. Affiliated Company Transactions includes disclosure of charges for services provided by Spiegel, Inc. and its subsidiaries. See below for the Company's application of SAB Topic 1B to each of the services provided:

         (1) Fees paid to First Consumers National Bank ("FCNB), a wholly-owned subsidiary of Spiegel, for credit sales under FCNB's credit cards: The fees paid to FCNB were based upon a percentage of sales on FCNB's credit cards, specifically [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]. Upon the dissolution of FCNB, the Company entered into a new agreement with a subsidiary of Alliance Data Systems ("ADS"). The Company's agreement with ADS provides for a fee based upon [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.] of the sales using ADS' credit cards plus shared marketing expenses. Fees for third-party bankcards range from [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]. Based upon the range of fees to process credit sales, the Company has concluded that the fee paid to FCNB approximated that of an arms length transaction. The Company has added language to Note 22 stating that the percentage of sales charged to FCNB approximated the amount that would have been paid to an unaffiliated entity. See page F-64 for the additional language added to the footnote.

         (2) Operating expenses of Distribution Fulfillment Services ("DFS") and Saint John: The Company's historical statements of operations prior to their emergence from bankruptcy were prepared on a combined, carve-out basis and included 100% of the operating expenses of DFS and Saint John. The presentation of the results of operations of these entities for purposes of the historical financial statements of Eddie

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                  Bauer Holdings ("EBH") were discussed with the SEC staff in a letter dated June 15, 2005. As 100% of the operating expenses are included and therefore do not represent an allocation of expenses, the Company believes that the disclosure requirements of SAB Topic 1B, Question 2, do not apply to the operating expenses of DFS and Saint John.

         (3) Operating expenses of the IT Group: The Company's historical statements of operations prior to their emergence from bankruptcy included an allocated charge for services from Spiegel's Management, Inc. - SGIS division ("IT Group"). The expenses of the IT Group were charged to Spiegel's various subsidiaries and operations (including Eddie Bauer and among each other) based upon a shared allocation percentage for infrastructure costs and a labor rate for development and support costs. The allocated costs charged to the Company for services by the IT Group, based upon a percentage of net merchandise sales, were 2.3%, 1.9% and 2.3% for fiscal 2003, 2004 and 2005, respectively. The Company believes that these percentages approximate the costs the Company expects to incur as a stand alone entity. Accordingly, the Company has added language to Note 22 stating that the allocated costs charged to the Company for services by the IT Group approximated the costs that would have been incurred by the Company as a stand alone entity. See page F-64 for the additional language.

         (4) Revenues from Spiegel-affiliated entities: DFS, Saint John and the IT Group provided services to other Spiegel-affiliated entities, primarily Spiegel Catalog and Newport News prior to Spiegel's sale of these entities during mid-2004. As these represented revenues to EBH, the Company believes that the disclosure requirements of SAB Topic 1B, Question 2, do not apply. As discussed with the SEC staff in a letter dated June 15, 2005, the Company has included disclosure of the allocation methods used to determine the intercompany revenues related to these charges.

         (5) Charges from SGTS (non-Saint John): As discussed above, 100% of the operating expenses of the Saint John division of SGTS were included in the historical statements of operations of EBH. The Company was also allocated charges for services from the non-Saint John division of SGTS. Upon review of the overall costs related to SGTS (including Saint John and the non-Saint John divisions), the Company calculated the average rate per transaction to be approximately $1.55 for fiscal 2003 and $1.44 for fiscal 2004. Additionally, the Company calculated the average rate per transaction for fiscal 2005, which would only include the results of the Saint John division, to be $1.57. As the costs per transaction of the allocated costs approximate the actual costs per transaction without any allocated costs, the Company has concluded that the costs including the non-Saint John divisions would not have produced a materially different result than the Company's costs as a stand alone, unaffiliated entity. The Company has added language to Note 22 stating that the average rate per call center transaction charged to the Company for services by SGTS' non-Saint John call centers approximated the average cost per transaction

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                  incurred by the Company as a stand alone entity. See page F-65 for the additional language added to the footnote.


         (6) Spiegel Management Fee Allocation: The Company has expanded its disclosure of the components of the corporate management fee allocation it received from Spiegel. Additionally, the Company has included disclosure stating the Spiegel allocated 100% of its corporate function costs to its three operating subsidiaries (Eddie Bauer, Newport News and Spiegel Catalog). As the allocated management fee primarily included payroll and benefits related expenses and other third party charges, the Company believes, and has added disclosure to the effect, that such allocations are reasonable and approximate the costs that would have been incurred had the Company been a stand-alone entity. See page F-65 for the additional language added to the footnote.

         (7) Interest Expense: The Company believes that it has disclosed the amounts of intercompany interest charged on their intercompany debt with Spiegel, Inc. in accordance with SAB Topic 1B, Question 4.

         (8) Reorganization Expenses: The Company was allocated reorganization expenses incurred by Spiegel related to Spiegel and its subsidiaries' bankruptcy filing. For all periods prior to the Company's emergence from bankruptcy, the reorganization expenses were allocated in a consistent manner, based upon the percentage of net sales of each of Spiegel's merchant businesses. As the costs that were allocated represented third-party fees, primarily related to professional services, and did not represent internal costs of Spiegel, the Company believes that these costs would not be materially different than if these costs were incurred directly by the Company assuming an arms length transaction.

28. You disclose that interest expense on the amount due to/from Spiegel was approximately $19.3 million for fiscal 2003. Please revise to indicate that interest expense for fiscal 2003 on the amount due to/from Spiegel was approximately $2.0 million, as indicated in your previously filed Form 10.

         RESPONSE: The Company has revised its disclosure of interest expense on the Due to/from Spiegel to be $2.0 million for fiscal 2003.

EXHIBITS

29. You are required to file complete exhibits to your registration statement, including all exhibits and schedules to material agreements. For example, we note that exhibit 10.7,


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         Waiver Agreement, refers to Schedule A, yet you have not included this
         Schedule with the filed exhibit. Please re-file this and other exhibits in their entirety.

         RESPONSE: The Company has re-filed the referenced exhibit and additional exhibits with the schedules and exhibits referenced therein.


                                   * * * * * *

If you have any questions regarding the above, please do not hesitate to contact Mark Hyland at (415) 616-1181 or me at (202) 508-8025.

Sincerely,

/s/ Abigail Arms
Abigail Arms

cc:  Andrew Blume - Division of Corporate Finance
     William Choi - Accounting Branch Chief
     Eloise Quarles - Special Counsel
     David Taylor, Interim Chief Financial Officer (w/o enclosures)
     Shelley Milano (w/o enclosures)
          Senior Vice President and General Counsel, Eddie Bauer Holdings, Inc.

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